UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)
Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o      No  x

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom AG
Bonn

- ISIN no. DE0005557508 -
- Securities identification code 555 750 -

Invitation
to the shareholders’ meeting

We hereby invite our shareholders to attend the
shareholders’ meeting
on Thursday, April 30, 2009, at 10:00 a.m.
to be held at the
LANXESS arena, Willy-Brandt-Platz 1, 50679 Cologne (Germany).

This translation is for courtesy purposes only. The German original prevails.

Agenda

1.                Submissions to the shareholders' meeting pursuant to § 176 (1) sentence 1 of the AktG (Aktiengesetz - German Stock Corporation Act).

The Board of Management submits the following draft resolutions pursuant to § 176 (1) sentence 1 of the AktG to the shareholders' meeting:

●   The approved annual financial statements of Deutsche Telekom AG as of December 31, 2008

●         The management report

●         The approved consolidated financial statements as of December 31, 2008

●         The Group management report

●         The Supervisory Board’s report

●         The proposal by the Board of Management on the appropriation of net income

●         The explanatory report containing the information required in accordance with § 289 (4), § 315 (4) of the German Commercial Code (HGB)

These documents are available for inspection in the business offices of Deutsche Telekom AG at the Company’s registered office, Friedrich-Ebert-Allee 140,

53113 Bonn, Germany, and on the Internet at

http://www.telekom.com

They will also be available for inspection during the shareholders’ meeting.

2.                Resolution on the appropriation of net income.

The Board of Management and the Supervisory Board propose the adoption of the following resolutions:

The net income of EUR 5,297,162,661.31 posted in the 2008 financial year shall be used as follows:

Payment of a dividend of EUR 0.78
per no par value share carrying dividend rights        = EUR  3,385,735,941.12

and carry forward the remaining balance
to unappropriated net income                                       = EUR  1,911,426,720.19.

The above total dividend and the above remaining balance to be carried forward to unappropriated net income are based on the dividend-bearing capital stock of EUR 11,112,158,986.24 on February 9, 2009, on the day of the annual financial statements, divided up into 4,340,687,104 no par value shares.

This translation is for courtesy purposes only. The German original prevails.

The number of shares carrying dividend rights may change up to the date on which the vote on the resolution regarding the appropriation of net income is taken. In this case, a suitably amended motion for resolution regarding the appropriation of net income shall be submitted to the shareholders' meeting if the payment of EUR 0.78 per no par value share carrying dividend rights remains unchanged. The adjustment shall be made as follows: If the number of shares carrying dividend rights and thus the total dividend decreases, the amount to be carried forward to unappropriated net income increases accordingly. If the number of shares carrying dividend rights and thus the total dividend increases, the amount to be carried forward to unappropriated net income decreases accordingly.

The dividend shall be paid out promptly following the shareholders' meeting and, in all likelihood, as of May 4, 2009.

3.                Resolution on the approval of the actions of the members of the Board of Management for the 2008 financial year.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

            The actions of the Board of Management members holding office in the 2008 financial year shall be approved for this period.

4.                Postponement of the resolution on the approval of the actions of Dr. Klaus Zumwinkel, who resigned from the Supervisory Board, for the 2008 financial year.

The Board of Management and the Supervisory Board propose the adoption of the following resolution on account of the allegations of data misuse:

The resolution on the approval of the actions of Dr. Klaus Zumwinkel, who resigned from the Supervisory Board as of midnight on February 27, 2008, for the 2008 financial year shall be postponed until the shareholders' meeting that resolves on the 2009 financial year.

5.                Resolution on the approval of the actions of the members of the Supervisory Board for the 2008 financial year.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The actions of the Supervisory Board members holding office in the 2008 financial year with the exception of Dr. Klaus Zumwinkel shall be approved for this period.

6.                Resolution on the appointment of the independent auditor and the Group auditor for the 2009 financial year as well as the independent auditor to review the condensed financial statements and the interim management report pursuant to § 37w (5) and § 37y no. 2 of the German Securities Trading Act (WpHG).

The Supervisory Board proposes the adoption of the following resolutions:

This translation is for courtesy purposes only. The German original prevails.

a) PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, shall be jointly appointed as independent auditor and Group auditor for the 2009 financial year, subject to the proviso that each auditor is solely responsible for the tasks of the independent auditor and Group auditor if the other auditor should drop out for a reason for which the Company is not responsible.

b) PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, shall also be jointly appointed as independent auditor to review the condensed financial statements and the interim management report pursuant to § 37w (5) and § 37y no. 2 of the WpHG in the 2009 financial year, subject to the proviso that each auditor is solely responsible for the tasks of the auditor associated with the review if the other auditor should drop out for a reason for which the Company is not responsible.

7.                Resolution on the authorization to acquire treasury shares and use them with possible exclusion of subscription rights and any right to purchase as well as of the option to redeem treasury shares, reducing the capital stock.

The Board of Management and the Supervisory Board propose the adoption of the following resolutions:

a) The Board of Management shall be authorized to purchase a total of up to 436,131,999 no par value shares of the Company by October 29, 2010, with the amount of capital stock accounted for by these shares totaling up to EUR 1,116,497,917.44, which is 10% of the capital stock, subject to the proviso that the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Company which the Company has already purchased and still possesses or are to be assigned to it under § 71d and § 71e of the German Stock Corporation Act (AktG) do not at any time account for more than 10% of the Company's capital stock.

This authorization may be exercised in full or in part. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached.

The shares may also be purchased by dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or by third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG.

b) The purchase shall take place without prejudice to the principle of equal treatment (§ 53a AktG) through the stock exchange or using a public purchase offer addressed to all shareholders.

(1) If the shares are purchased through the stock exchange, the equivalent value per share paid by the Company (excluding transaction costs) may not be more than 5% above or below the market price of the shares determined by the opening auction on the trading day in the Xetra trading system (or a subsequent system) of Deutsche Börse AG.

(2) If the shares are purchased through a public purchase offer presented to all shareholders, the purchase price offered or the limits of the purchase price range offered per share (excluding transaction costs) may not be more than 10% above or below the average market price of the share between the 9th and 5th trading day, established on the basis of the arithmetical average of the closing auction prices of the shares in the Xetra trading system (or a subsequent system) of Deutsche Börse AG, on the 9th, 8th, 7th, 6th and 5th trading day before the date of the publication of the offer. The volume of the offer may be limited. If the total number of offered shares exceeds this volume, the shares can be purchased in accordance with the ratio of offered shares; furthermore, provision can be made for the preferential acceptance of small quantities of up to 100 shares offered per shareholder as well as for rounding off in accordance with prudent commercial practice in order to avoid arithmetic fractional shares. Any further right to purchase for shareholders is excluded to this extent.

This translation is for courtesy purposes only. The German original prevails.

c) The Board of Management shall be authorized to sell shares of Deutsche Telekom AG that are purchased based on the above purchase authorization without prejudice to the principle of equal treatment (§ 53a AktG) again through the stock exchange.

d) The Board of Management shall be authorized to offer the shares of Deutsche Telekom AG, which are purchased on the strength of the purchase authorization above, to shareholders for subscription on the basis of an offer sent to all the shareholders without prejudice to their subscription rights and without prejudice to the principle of equal treatment of shareholders (§ 53a AktG).

e) The Board of Management shall be authorized, with the approval of the Supervisory Board, to sell the shares purchased on the basis of the above purchase authorization other than through the stock exchange or by offering them to all shareholders, if the shares purchased are sold for cash payment at a price that is not significantly lower than the market price of Company shares of equal ranking on the date of sale. This authorization is limited to a maximum of 10% of Deutsche Telekom AG’s capital stock on the date of the resolution on this authorization adopted by the shareholders’ meeting, i.e., to a maximum of EUR 1,116,497,917.44 in total, or – if this value is lower – 10% of the capital stock on the date of sale of the shares. The authorized volume decreases by the proportion of capital stock that is accounted for by the shares or that relates to conversion and/or option rights and obligations from bonds issued or sold since this authorization was granted, with subscription rights being excluded, directly pursuant to, in accordance with or analogous to § 186 (3) sentence 4 AktG.

f) The Board of Management shall be authorized, with the approval of the Supervisory Board, to use shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization for the purpose of listing Company shares on foreign stock exchanges where they are not quoted.

g) The Board of Management shall be authorized, with the approval of the Supervisory Board, to offer and/or grant shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization to third parties in the context of mergers or acquisitions of companies, business units, or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Company.

h) The Board of Management shall be authorized to use shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization to fulfill conversion and/or option rights and obligations from convertible bonds and/or bonds with warrants issued, either directly or through a company in which the Company has a (direct or indirect) majority holding, by the Company on the basis of the authorization adopted by the shareholders’ meeting under item 9 on the agenda on April 26, 2005.

i)  The Board of Management shall be authorized to offer and/or grant shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). Shares acquired on the basis of the above purchase authorization can also be issued to a bank, or to some other company meeting the requirements of § 186 (5) sentence 1 AktG, that, along with the shares, assumes the obligation to use the shares exclusively for the purpose of granting employee shares. The Board of Management may also acquire shares that are to be granted as employee shares via securities loans from a bank, or from some other company meeting the requirements of § 186 (5) sentence 1 AktG, and then use shares of Deutsche Telekom AG acquired on the basis of the above purchase authorization to repay such securities loans.

j) The Board of Management shall be authorized to redeem shares of Deutsche Telekom AG purchased on the basis of the above purchase authorization, without such redemption or its implementation requiring a further resolution of the shareholders’ meeting. The redemption shall lead to a capital reduction. The Board of Management may determine otherwise, i.e., that the capital stock remains unchanged upon redemption and instead that the proportion of the remaining shares in the capital stock is increased through redemption pursuant to § 8 (3) AktG. In such a case, the Board of Management is authorized to adjust the statement on the number of shares in the Articles of Incorporation.

k) The subscription rights of the shareholders are excluded if the Board of Management uses shares of Deutsche Telekom AG in compliance with the authorizations above under c), e), f), g), h) and i). Furthermore, the Board of Management may, with the approval of the Supervisory Board, exclude the subscription rights of shareholders for fractional amounts if shares in Deutsche Telekom AG are sold to the Company's shareholders by offering them for sale in accordance with d).

This translation is for courtesy purposes only. The German original prevails.

l) The above authorizations can be used once or several times, individually or jointly, in whole or related to partial volumes of the shares purchased. The price at which shares of Deutsche Telekom AG are listed on such stock exchanges in accordance with the authorization in f) or at which they are provided to third parties in accordance with the authorizations in c) and e) may not be less than a price of 5% below the market price established by the opening auction in the Xetra trading system (or a subsequent system) of Deutsche Börse AG on the day of the initial public offering or of the binding agreement with the third party. If on the day concerned no such market price is determined or is not determined by the time of the initial public offering or the binding agreement with the third party, then the last closing price of the Deutsche Telekom AG share determined in the Xetra trading system (or a subsequent system) of Deutsche Börse AG shall be decisive instead.

m) The authorization to purchase treasury shares granted to the Board of Management by the shareholders’ meeting of Deutsche Telekom AG on May 15, 2008 under item 6 of the agenda shall end when this new authorization takes effect; the authorizations granted by the shareholders’ meeting resolution of May 15, 2008, on the use of purchased treasury shares shall not be affected.

8.                Election of a Supervisory Board member.

By order of Bonn District Court on June 27, 2008, Jörg Asmussen was appointed to the Company's Supervisory Board with effect from July 1, 2008 for a limited term up to the end of the shareholders' meeting on April 30, 2009. Mr. Asmussen replaces Dr. Thomas Mirow, who resigned from office with effect from June 30, 2008. The shareholders' meeting shall now elect Jörg Asmussen as a Supervisory Board member.

The Supervisory Board proposes

that Jörg Asmussen, residing in Berlin, State Secretary in the German Federal Ministry of Finance, be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting that passes a resolution on the approval of the Supervisory Board’s actions for the 2013 financial year.

Details on item 8 in accordance with § 125 (1) sentence 3 AktG:

Jörg Asmussen is a member of the Supervisory Board, that must be formed by law, of Deutsche Gesellschaft für Technische Zusammenarbeit GmbH (GTZ), Frankfurt am Main. He is currently not a member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial enterprises.

9.                Election of a Supervisory Board member.

By order of Bonn District Court on September 17, 2008, Dr. Ulrich Schröder was appointed to the Company's Supervisory Board with effect from October 1, 2008 for a limited term up to the end of the shareholders' meeting on April 30, 2009. Dr. Ulrich Schröder replaces Ingrid Matthäus-Maier, who resigned from office with effect from September 30, 2008. The shareholders' meeting shall now elect
Dr. Ulrich Schröder as a Supervisory Board member.

The Supervisory Board proposes

that Dr. Ulrich Schröder, residing in Düsseldorf, Chairman of the Management Board of Kreditanstalt für Wiederaufbau, (KfW) be elected to the Supervisory Board as a shareholder representative for the period up to the end of the shareholders’ meeting which passes a resolution on the approval of the Supervisory Board’s actions for the 2013 financial year.

This translation is for courtesy purposes only. The German original prevails.

Details on item 9 in accordance with § 125 (1) sentence 3 AktG:
Dr. Ulrich Schröder is a member of the following Supervisory Boards that must be formed by law: Deutsche Post AG, Bonn, and ProHealth AG, Munich. He is currently not a member of any other Supervisory Boards that must be formed by law or of comparable domestic or foreign supervisory bodies of commercial enterprises.

Details on agenda items 8 and 9 in accordance with § 124 (2) sentence 1 AktG:

Pursuant to § 96 (1) and § 101 (1) of the AktG (Aktiengesetz – German Stock Corporation Act) in conjunction with § 7 (1) sentence 1 no. 3 of the Codetermination Act (Mitbestimmungsgesetz) of 1976, the Supervisory Board of Deutsche Telekom AG is composed of ten members representing shareholders and ten members representing employees. The shareholders’ meeting is not bound by the nomination proposals for the election of Supervisory Board members representing shareholders.

10.                Resolution on the approval of the control and profit and loss transfer agreement with Interactive Media CCSP GmbH.

On February 26, 2009, Deutsche Telekom AG concluded a control and profit and loss transfer agreement with Interactive Media CCSP GmbH, Darmstadt (hereinafter referred to as the subsidiary).

In essence, the control and profit and loss transfer agreement between Deutsche Telekom AG and the subsidiary contains the following:

●    The subsidiary shall submit the management of its enterprise to Deutsche Telekom AG.

●    Deutsche Telekom AG shall be entitled to give instructions to the management of the subsidiary with regard to how the subsidiary should be managed. The authority to give instructions notwithstanding, the subsidiary’s senior management shall continue to be responsible for managing the business and representing the subsidiary. The authority to give instructions shall not apply to the amendment, maintenance or termination of the actual control and profit and loss transfer agreement.

●     The subsidiary is obliged to transfer its entire profits to Deutsche Telekom AG during the term of the agreement. In corresponding application of § 301 AktG, the profit is deemed to be the net income, reduced by any loss carried forward from the previous year, that would have occurred under the relevant commercial law without the profit transfer.

●        The subsidiary may, with Deutsche Telekom AG’s approval, allocate amounts from net income to retained earnings (§ 272 (3) of the German Commercial Code (HGB)), except for any statutory reserves, to the extent that this is permissible under commercial law and economically justifiable based on a reasonable commercial assessment. The right to transfer profits arises at the end of the financial year. It falls due with the value date at this time.

●       If amounts were allocated to other retained earnings during the term of the agreement, these amounts can be taken from other retained earnings and transferred as profit.

●     Pursuant to § 302 (1) AktG, Deutsche Telekom AG shall be obliged vis-à-vis the subsidiary to compensate any net loss for the year otherwise arising during the term of the agreement unless this was offset through amounts being taken from other retained earnings to which such amounts were appropriated during the term of the agreement. The loss compensation claim arises at the end of the financial year. It falls due with the value date at this time. In all other respects, § 302 AktG, as amended, applies analogously.

●     The control and profit and loss transfer agreement shall enter into force upon entry in the commercial register at the subsidiary’s registered office in relation to the provisions governing the subordination of the management and authority to give instructions, and shall apply retroactively from January 1, 2009 in all other respects.

●     The control and profit and loss transfer agreement may be terminated for the first time by giving one month's notice with effect from the end of the year, at the end of which the fiscal unit for German corporate income tax purposes established in this agreement shall have existed for the minimum period required for taxation purposes (as the legal situation now stands for a period of time of five years, § 14 (1) no. 3 in conjunction with § 17 of the German Corporate Income Tax Law.) If it is not terminated, it shall be automatically extended for one further year with the same notice period.

●     Furthermore, the parties shall be able to terminate the control and profit and loss transfer agreement for good cause. Good cause is especially the sale or contribution of the subsidiary by Deutsche Telekom AG or the merger, split-up or liquidation of one of the two parties.

●     If individual provisions of the control and profit and loss transfer agreement are or become invalid or unenforceable, this shall not affect the validity of the remaining provisions. Any invalid or unenforceable agreement is to be replaced by one that most closely approximates the economic effect of the invalid or unenforceable clause in a permissible way.

At the time of the conclusion of the control and profit and loss transfer agreement and also at the time of the shareholders’ meeting, Deutsche Telekom AG was and continues to be the sole shareholder of the subsidiary. For this reason, Deutsche Telekom AG will not be granting any compensation or other settlement payments to external shareholders.

The partners’ meeting of the subsidiary has already approved the control and profit and loss transfer agreement.

The control and profit and loss transfer agreement shall only come into effect subject to the approval of the shareholders’ meeting of Deutsche Telekom AG and not until its existence has been entered in the commercial register at the subsidiary’s registered office.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The control and profit and loss transfer agreement between Deutsche Telekom AG and Interactive Media CCSP GmbH, Darmstadt, dated February 26, 2009 shall be approved.

This translation is for courtesy purposes only. The German original prevails.

Notes on item 10 on the agenda:

The following documents are available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Company's registered office at Friedrich-Ebert-Allee 140, 53113 Bonn, as well as during the shareholders’ meeting: They are also available on Deutsche Telekom AG’s Web site at

http://www.telekom.com

●     The control and profit and loss transfer agreement with Interactive Media CCSP GmbH (hereinafter referred to as the subsidiary)

●     The annual financial statements and consolidated financial statements of Deutsche Telekom AG for the 2006, 2007 and 2008 financial years, and the management reports of Deutsche Telekom AG and Group management reports for the 2006, 2007 and 2008 financial years,

●        The subsidiary's annual financial statements for the 2006, 2007, and 2008 financial years and the subsidiary's management reports for the 2006, 2007, and 2008 financial years

●        The joint report of the Board of Management of Deutsche Telekom AG and the subsidiary's senior management compiled in accordance with § 293a AktG

11.                Resolution on the cancellation of authorized capital 2004 and the creation of authorized capital 2009/I against non-cash contributions, with the authorization to exclude subscription rights, as well as the relevant amendment to the Articles of Incorporation.

The Board of Management and the Supervisory Board propose the adoption of the following resolutions:

a) Authorized capital 2004 in § 5 (2) of the Articles of Incorporation, to the extent that it still exists, shall be cancelled with effect from the date of entry of authorized capital 2009/I set out below in the commercial register.

b) The Board of Management shall be authorized to increase the capital stock with the approval of the Supervisory Board by up to EUR 2,176,000,000 by issuing up to 850,000,000 registered no par value shares for non-cash contributions in the period up to April 29, 2014. The authorization may be exercised as a whole or on one or more occasions in partial amounts.

The Board of Management shall be authorized, subject to the approval of the Supervisory Board, to exclude shareholders' subscription rights when issuing new shares for mergers or acquisitions of companies, parts thereof or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Corporation.

The Board of Management shall also be authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued (authorized capital 2009/I).

c) The following new subparagraph (2) shall be inserted in place of (2) in § 5 of the Articles of Incorporation:

"The Board of Management is authorized to increase the capital stock  with the approval of the Supervisory Board by up to EUR 2,176,000,000 by issuing up to 850,000,000 registered no par value shares for non-cash contributions in the period up to April 29, 2014. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The Board of Management is authorized, subject to the approval of the Supervisory Board, to exclude shareholders' subscription right when issuing new shares for mergers or acquisitions of companies, parts thereof or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Corporation. The Board of Management is also authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued (authorized capital 2009/I)."

This translation is for courtesy purposes only. The German original prevails.

12.                Resolution on the cancellation of authorized capital 2006 and the creation of authorized capital 2009/II against cash and/or non-cash contributions, with exclusion of subscription rights, for granting shares to employees, as well as the relevant amendment to the Articles of Incorporation.

The Board of Management and the Supervisory Board propose the adoption of the following resolutions:

a) Authorized capital 2006 in § 5 (3) of the Articles of Incorporation shall be cancelled with effect from the date of entry of authorized capital 2009/II set out below in the commercial register.

b) The Board of Management shall be authorized to increase the capital stock with the approval of the Supervisory Board by up to EUR 38,400,000 by issuing up to 15,000,000 registered no par value shares for cash and/or non-cash contributions in the period up to April 29, 2014. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The subscription rights of shareholders shall be precluded.

The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of § 186 (5) sentence 1 AktG that assumes the obligation to use these shares exclusively for the purpose of granting employee shares. Where permitted by law, the employee shares may also be issued in such a way that the contribution to be paid in return is taken from the part of the net income that the Board of Management and the Supervisory Board may transfer to other retained earnings in accordance with § 58 (2) AktG. The shares to be issued as employee shares can also be acquired in the form of a securities loan from a bank or some other company meeting the requirements of § 186 (5) sentence 1 AktG and the new shares used to repay this securities loan.

The Board of Management shall be authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued (authorized capital 2009/II).

c) The following new subparagraph (3) shall be inserted in place of (3) in § 5 of theArticles of Incorporation:

"The Board of Management is authorized to increase the capital stock with the approval of the Supervisory Board by up to EUR 38,400,000 by issuing up to 15,000,000 registered no par value shares for cash and/or non-cash contributions in the period up to April 29, 2014. The authorization may be exercised as a whole or on one or more occasions in partial amounts. The subscription rights of shareholders shall be precluded. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of § 186 (5) sentence 1 AktG that assumes the obligation to use these shares exclusively for the purpose of granting employee shares. Where permitted by law, the employee shares may also be issued in such a way that the contribution to be paid in return is taken from the part of the net income that the Board of Management and the Supervisory Board may transfer to other retained earnings in accordance with § 58 (2) AktG. The shares to be issued as employee shares can also be acquired in the form of a securities loan from a bank or some other company meeting the requirements of § 186 (5) sentence 1 AktG and the new shares used to repay this securities loan. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued (authorized capital 2009/II)."

This translation is for courtesy purposes only. The German original prevails.

13.                Resolution on the amendment to § 15 (2) of the Articles of Incorporation.

In November 2008, the federal government presented the draft bill on the implementation of the Shareholder Rights Directive (Entwurf eines Gesetzes zur Umsetzung der Aktionärsrechterichtlinie – ARUG). The ARUG is expected to enter into force prior to the 2010 shareholders' meeting. Among other things, the draft bill provides for a change in the legal provisions concerning the audiovisual broadcast of the shareholders' meeting. In anticipation of this planned change, an amendment to § 15 (2) of the Articles of Incorporation is to be resolved shortly so that the Company may provide an audiovisual broadcast of the 2010 shareholders' meeting on the basis of the law then in force. However, the amendment of the Articles of Incorporation will not be entered in the commercial register and shall not take effect until the ARUG with its envisaged content actually enters into force.

The Board of Management and the Supervisory Board propose the adoption of the following resolutions:

§ 15 (2) of the Articles of Incorporation shall be amended as follows:

“(2)   The shareholders' meeting may be broadcast in its full length in sound and vision if the Board of Management so decides."

The Board of Management shall be instructed to apply to enter the above resolution on the amendment to § 15 (2) of the Articles of Incorporation in the commercial register as soon as the Act on the Implementation of the Shareholder Rights Directive regarding the amendment of the current § 118 (3) AktG enters into force, aside from any changes to the wording, its content corresponding to the draft bill from November 2008.

14.                Resolution on the amendment to § 16 (1) and (2) of the Articles of Incorporation.

The draft bill on the implementation of the Shareholder Rights Directive presented by the federal government in November 2008 provides for, among other things, an amendment of the legal requirements governing registration for the shareholders' meeting and the form of the voting proxy in addition to the amendment discussed under agenda item 13 above. In anticipation of these planned changes, an amendment of § 16 (1) and (2) of the Articles of Incorporation is to be resolved to enable the Company to continue the process of registration and granting of proxies via the Internet Dialog provided by the Company also for the 2010 shareholders' meeting, on the basis of the law then in force.

The Board of Management and the Supervisory Board propose the adoption of the following resolutions:

§ 16 (1) of the Articles of Incorporation shall be amended as follows:

“(1)   Eligible to participate in and exercise their voting rights at the shareholders’ meeting shall be those shareholders who are included in the share register and who have registered with the Corporation on time. Shareholders may also register by fax or by using a password-protected Internet Dialog that the Corporation provides for this purpose. The Corporation must receive the registration at the address stipulated for this purpose when the shareholders' meeting is called no later than six days in advance of the meeting, not counting the date of the meeting and the date of receipt of the registration."

§ 16 (2) of the Articles of Incorporation shall be amended as follows:

“(2)   Voting rights may be exercised by a proxy. If the granting of the proxy is not subject to the scope of § 135 AktG, the granting of the proxy, its revocation and evidence of the authorization may also be sent to the Corporation by fax using the fax number provided in the convocation or by using a password-protected Internet Dialog that the Corporation provides for this purpose. This does not place a restriction on any forms that have already been directly provided for by law on the granting of the proxy, its revocation and the sending of evidence of the authorization to the Corporation."

This translation is for courtesy purposes only. The German original prevails.

Board of Management’s report to the shareholders’ meeting

Board of Management’s report on item 7 on the agenda: Report on the exclusion of subscription rights in the event of sale of treasury shares pursuant to § 71 (1) no. 8 and § 186 (4) sentence 2 AktG, as well as on exclusion of any right to purchase.

Item 7 on the agenda contains the proposal to authorize the Company to acquire up to 436,131,999 of its own no par value shares, with the amount of capital stock accounted for by these shares totaling up to EUR 1,116,497,917.44 – which is 10% of the capital stock – by October 29, 2010, pursuant to § 71 (1) no. 8 AktG. The existing authorization to purchase treasury shares, which was granted by the shareholders’ meeting on May 15, 2008, is due to expire on November 14, 2009 and therefore is to be replaced. The authorization granted to the Board of Management by the shareholders’ meeting on May 15, 2008 to purchase treasury shares shall expire when this new authorization takes effect; the authorizations granted by the shareholders’ meeting resolution of May 15, 2008 on the use of purchased treasury shares shall remain unaffected.

On the basis of the new authorization proposed in item 7 on the agenda, the Company can purchase treasury shares either on the stock exchange or by means of a public offer to purchase shares that is sent to all shareholders.

Under the proposed authorization, if the Company purchases treasury shares by means of a public offer sent to all shareholders, the shares can be purchased on the basis of the ratio of shares offered (offer quotas), providing the total number of shares offered exceeds a volume specified by the Board of Management. Only if the purchase is essentially made based on offer quotas rather than shareholding quotas will the purchase process be economically viable. Furthermore, the possibility is to be provided for preferential acceptance of small quantities of up to 100 shares offered per shareholder. This option is designed on the one hand to avoid having a small remainder of shares, which tends to be uneconomical, as well as potentially discriminating against small shareholders. It also helps simplify the technical aspects of the purchase process. Finally, provision can be made in all instances to round off in accordance with proven commercial practice to avoid arithmetic fractional shares. In this respect, the purchase quota and/or the number of shares to be purchased by the individual shareholder using the offer can be rounded off, in accordance with commercial practice, as necessary to represent the purchase of whole shares in the processing system. In the aforementioned cases, it is necessary to exclude any further right to purchase, and the Board of Management and the Supervisory Board are convinced that such exclusion is justified, and reasonable vis-à-vis shareholders, for the reasons specified above.

The treasury shares can be purchased in accordance with the proposed authorization of Deutsche Telekom AG directly or indirectly through dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or by third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG.

This translation is for courtesy purposes only. The German original prevails.

The authorization in item 7 on the agenda provides for the possibility of resale of acquired treasury shares, either through the stock exchange (in (c) of the authorization) or via an offer sent to all shareholders (in (d) of the authorization). At the same time, Deutsche Telekom AG is also to have the possibility of selling treasury shares by means other than through the stock exchange or through an offer to all shareholders, and to sell shares for cash payment at a price which is not significantly lower than the market price ((e) of the authorization). In addition, Deutsche Telekom AG is to be able to use repurchased treasury shares to list shares on foreign stock markets on which the Company's shares have not yet been listed ((f) of the authorization). Furthermore, the Company is to have the option of purchasing treasury shares so that it can offer and/or grant these to third parties in the context of mergers or acquisitions of companies, business units, or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Company ((g) of the authorization). In addition, the Company will have the option of using treasury shares to fulfill conversion and/or option rights and obligations from bonds issued by the Company, either directly or by a company in which the Company has a (direct or indirect) majority holding, on the basis of the authorization granted by the shareholders’ meeting under item 9 on the agenda on April 26, 2005 ((h) of the authorization). Furthermore, the authorization provides for the possibility of offering and/or granting acquired shares, as employee shares, to employees of Deutsche Telekom AG, and of lower-tier affiliated companies ((i) of the authorization). Finally, Deutsche Telekom AG is to be able to redeem treasury shares without a renewed resolution of the shareholders’ meeting ((j) of the authorization).

The cases in which subscription rights can be excluded are listed in (k) of the proposed authorization. Accordingly, subscription rights of shareholders are excluded if the Board of Management uses shares of Deutsche Telekom AG in compliance with the authorizations under c), e), f), g), h) and i) above. Regarding specific aspects of the mentioned cases of exclusion of subscription rights:

Re. (c) of the authorization:

If the Board of Management sells treasury shares on the stock exchange, shareholders do not have any subscription rights. Under § 71 (1) no. 8 sentence 4 AktG, the disposal of the Company's treasury shares through the stock exchange – as well as the acquisition of these shares through the stock exchange – is sufficient for the purposes of complying with the principle of equal treatment pursuant to § 53a AktG.

Re. (e) of the authorization:

Pursuant to § 71 (1) no. 8 sentence 5 AktG in conjunction with § 186 (3) sentence 4 AktG, the Board of Management is to be authorized, with the approval of the Supervisory Board, to sell the repurchased shares of Deutsche Telekom AG, excluding the subscription rights of the shareholders, with this part of the capital stock representing no more than 10% of the capital stock if the Board of Management sells the repurchased shares of Deutsche Telekom AG other than through the stock exchange or an offer to all shareholders for a cash payment at a price that is not significantly lower than the market price of Company shares of equal ranking on the date of sale. The price at which repurchased treasury shares are sold to third parties must not be less than a price 5% below the market price determined by the opening auction in the Xetra trading system (or a subsequent system) of Deutsche Börse AG on the day of the binding agreement with the third party. That is a consequence of (l) of the authorization. If on the day concerned no such market price is determined or is not determined by the time of the binding agreement with the third party, then the last closing price of the Deutsche Telekom AG share determined in the Xetra trading system (or a subsequent system) of Deutsche Börse AG shall be decisive instead. The final price at which Company shares are sold is set just before they are sold.

The option of selling repurchased treasury shares to the exclusion of subscription rights for cash payment serves the interests of the Company to attain the best possible price when selling treasury shares. The option of excluding subscription rights in accordance with § 186 (3) sentence 4 AktG enables the Company to take advantage of opportunities arising from any given situation on the stock market to place shares quickly, flexibly and cost-effectively. The amount realized by setting a price close to market levels generally results in a considerably higher inflow of cash per share than would be the case if the stock placement included shareholders' subscription rights, and therefore brings about the largest possible addition of capital resources. By dispensing with the processing of subscription rights, which is a time-consuming, expensive process, the equity required can also be furnished in a timely manner through market opportunities that arise at short notice.

This translation is for courtesy purposes only. The German original prevails.

Although § 186 (2) sentence 2 AktG permits the announcement of the subscription price no later than three days before the expiry of the subscription period, this also entails a risk given the volatility of the stock markets, i.e. a risk of a price change over several days, which can lead to safety margins being deducted when fixing the sales price and thus to conditions which are not in line with those of the market. In addition, the Company, when granting subscription rights, is unable to respond quickly to favorable market conditions due to the length of the subscription period.

The option of selling treasury shares under the best possible conditions and without a significant subscription rights markdown is especially important for the Company because it must be able to swiftly and flexibly exploit market opportunities that change rapidly and arise in new markets. In view of this, it can be necessary, or at least useful, to raise shareholders' equity at short notice.

The proposed authorization is limited to a maximum of up to 10% of the Company's capital stock. In principle, the Company's capital stock on the date the resolution is adopted at the shareholders’ meeting on April 30, 2009 is decisive. Should the capital stock be reduced, for example through the redemption of repurchased treasury shares, the amount of capital stock on the date of the sale of the shares is decisive. The authorized volume should be decreased by the proportion of capital stock that is accounted for by the shares or that relates to conversion and/or option rights and obligations from bonds issued or sold since the shareholders’ meeting on April 30, 2008 adopted the resolution directly pursuant to, in accordance with or analogous to § 186 (3) sentence 4 AktG. This should ensure that the 10% limit provided for in § 186 (3) sentence 4 AktG is observed taking into account all authorizations with the option of excluding subscription rights in accordance with § 186 (3) sentence 4 AktG. Due to the fact that the authorization is limited to this level and the sales price for the Company's shares to be granted has to be oriented to the market price, shareholders’ financial interests and voting rights are suitably safeguarded when treasury shares are sold to third parties and shareholders’ subscription rights excluded on the basis of the provision in § 71 (1) no. 8 sentence 5 in conjunction with § 186 (3) sentence 4 AktG. As things currently stand, shareholders who wish to receive their relative interest and relative share of voting rights have the opportunity to purchase the number of shares required for this through the stock exchange. Around 68% of the shares of Deutsche Telekom AG are in free float. The total trading volume in the 2008 calendar year corresponded to over 191% of the Company's capital stock.

Re. (f) of the authorization:

The subscription rights of the shareholders are also to be excluded if the Board of Management uses the repurchased shares of Deutsche Telekom AG, with the approval of the Supervisory Board, to list the Company's shares on foreign stock exchanges on which the shares have not yet been listed. Deutsche Telekom AG is engaged in fierce competition on the international capital markets. For its future business development, it is of crucial importance that the Company be appropriately endowed with equity capital and have the opportunity to obtain equity capital on the market at all times and under appropriate conditions. For this reason, Deutsche Telekom AG is endeavoring to broaden its base of shareholders in other countries as well and to make investment in the Company's shares an attractive proposition. Deutsche Telekom AG needs to be able to tap into the world’s major capital markets. The price at which the repurchased treasury shares are listed on foreign stock exchanges may not be more than 5% below the market price established by the opening auction in the Xetra trading system (or a subsequent system) of Deutsche Börse AG on the first day of listing. That is a consequence of (l) of the authorization. If on the day concerned no such market price is determined, or is not determined by the time of the initial public offering, then the last closing price of the Deutsche Telekom AG share determined in the Xetra trading system (or a subsequent system) of Deutsche Börse AG shall be decisive instead.

Re. (g) of the authorization:

The subscription rights of shareholders should also be excluded if the Board of Management, with the approval of the Supervisory Board, offers and/or grants the repurchased Deutsche Telekom AG shares to third parties in the context of mergers or acquisitions of companies, business units, or interests in companies, including increases of existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Company.

Deutsche Telekom AG is engaged in national and global competition. It must therefore always be in a position to act swiftly and flexibly on national and international markets. This includes the opportunity to improve its competitive position through mergers with other companies or the acquisition of companies, business units, and interests in companies. This also includes increasing investments in Group companies.

The optimal use of this opportunity in the interest of shareholders and the Company involves, in individual cases, carrying out the merger or the acquisition of companies, business units, or interests in companies by offering the shares of the acquiring company. It has been seen in practice both on international and national markets that the acquirer's shares are often requested as the consideration for attractive acquisitions. For this reason, Deutsche Telekom AG must be given the opportunity to offer and/or grant shares as consideration for mergers or acquisitions of companies, business units, or interests in companies.

In addition, the motion for resolution makes express provisions for the exclusion of shareholders' subscription rights in order to offer and/or grant repurchased shares to acquire assets eligible for contribution in connection with the acquisition of companies, business units, or interests in companies.

In the case of an acquisition, it can make economic sense to acquire other assets in addition to the actual object acquired, for example those which serve the economic purposes of the acquired object. This applies in particular if a company that is being acquired does not own the industrial or intangible property rights relating to its operations. In such and comparable cases, Deutsche Telekom AG must be in a position to acquire assets related to the acquisition plan and to offer shares as a consideration for this – because the seller requests it, for example. A prerequisite for this is that the assets in question be eligible for contribution in the event of a non-cash capital increase.

The Board of Management will, in particular, also be entitled to exclude shareholders' subscription rights in order to grant the owners of receivables from Deutsche Telekom AG – whether securitized or unsecuritized – arising in connection with the sale of companies, business units, or interests in companies to Deutsche Telekom AG shares in Deutsche Telekom AG wholly or partially in lieu of the cash payments. In cases where, for example, the Company has initially agreed to pay in cash for the acquisition of a company or an interest in a company, this may give the Company the added flexibility of subsequently offering shares in lieu of cash, thus protecting its liquidity. In individual cases, this procedure may be more beneficial than financing the purchase price through prior disposal of any repurchased shares over the stock exchange, where negative price effects are conceivable.

This translation is for courtesy purposes only. The German original prevails.

The granting of shares in the context of mergers or acquisitions of companies, business units, or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Company, also serves the purpose of authorized capital 2004 pursuant to § 5 (2) of Deutsche Telekom AG's Articles of Incorporation, which is nevertheless limited up to May 17, 2009, and the new authorized capital requested under item 11 on the agenda, authorized capital 2009/I, which will replace authorized capital 2004. However, it should also be possible to use repurchased treasury shares as an acquisition currency. The proposed authorization is designed to give Deutsche Telekom AG the leeway it requires to flexibly exploit opportunities for mergers or the acquisition of companies, business units, or interests in companies or other assets eligible for contribution for such acquisitions and in doing so to also provide shares as a consideration without increasing capital – something which is more time-consuming given the need for entry in the commercial register – where this is appropriate.

To be able to carry out such transactions swiftly and with the necessary flexibility, the Board of Management needs to be authorized to grant treasury shares excluding shareholders' subscription rights. Such a decision will be contingent on the Supervisory Board's approval, however. When subscription rights are being granted, mergers and the acquisition of companies, business units, or interests in companies or other assets eligible for contribution for such acquisitions in exchange for the granting of repurchased shares are not possible, and the Company and its shareholders cannot benefit from the associated advantages.

There are currently no concrete plans to make use of this authorization. When specific opportunities arise for mergers or acquisition of companies, business units, or interests in companies, or there is an opportunity to acquire other assets eligible for contribution for such acquisitions, the Board of Management shall examine each case to decide whether to use treasury shares for this, excluding shareholders' subscription rights. The Board of Management shall only use the authorization if it is convinced that issuing Deutsche Telekom AG shares for a merger or acquisition is in the best interests of the Company. In such cases, the Board of Management will also carefully review and ascertain that the value of the non-cash contribution is commensurate with the value of the shares.

Re. (h) of the authorization:

In addition, the Company will have the option of using treasury shares to fulfill conversion and/or option rights and obligations from bonds issued by the Company, either directly or by a company in which the Company has a (direct or indirect) majority holding, on the basis of the authorization granted by the shareholders’ meeting under item 9 on the agenda on April 26, 2005 ((h) of the authorization). Instead of increasing capital, it may be appropriate at times to use the Company's shares entirely or partially to fulfill subscription rights to treasury shares arising from such bonds, since such action is a suitable way of counteracting the dilution of capital stock, and of the voting rights of shareholders, that can occur to some extent if such rights are fulfilled by creating new shares. The authorization therefore provides for treasury shares to be used in such a way. In such cases, shareholders' subscription rights shall also be excluded.

The authorization granted under item 9 on the agenda by resolution of the shareholders’ meeting on April 26, 2005 is available for inspection at the commercial register in Bonn as part of the notarized minutes of this shareholders’ meeting. The resolution can also be found in the invitation to the shareholders’ meeting on April 26, 2005, which was published in the electronic Federal Gazette dated March 15, 2005. The wording of the authorization resolution has been available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Company's registered office, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, ever since this year’s shareholders’ meeting was called and will be available during the shareholders’ meeting. It may also be viewed on Deutsche Telekom AG’s website:

http://www.telekom.com

This translation is for courtesy purposes only. The German original prevails.

Re. (i) of the authorization:

The Board of Management shall also be authorized to offer and/or grant repurchased shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). Repurchased shares can also be issued to a bank, or to some other company meeting the requirements of § 186 (5) sentence 1 AktG, that assumes the obligation to use the shares exclusively for the purpose of granting employee shares. The Board of Management may also acquire shares that are to be granted as employee shares via a securities loan from a bank, or from some other company meeting the requirements of § 186 (5) sentence 1 AktG, and then use repurchased shares to repay this securities loan. In such cases, shareholders' subscription rights shall be excluded.

Deutsche Telekom AG is to be put in a position to promote employee ownership of company stock by granting employee shares. Granting employee shares serves the purpose of integrating employees, increasing their willingness to help shoulder responsibility and enhancing their loyalty to the company. Granting employee shares is thus in the interest of the Company and its shareholders. It is in keeping with the intent of the law, and it is facilitated by law in many ways. When treasury shares are being issued as employee shares, special terms and conditions may be conceded that are in line with the provisions on the granting of tax privileges set out in the Employee Share Ownership Act (Mitarbeiterkapitalbeteiligungsgesetz) passed by the Bundestag. The proposed authorization may not be used for the granting of treasury shares to executives on grounds of membership of a management or supervisory body at Deutsche Telekom AG or one of its lower-tier affiliated companies.

In addition to granting shares directly to employees, it will also be possible for shares to be taken over by a bank, or by some other company meeting the requirements of § 186 (5) sentence 1 AktG with the obligation to use the shares exclusively for the purpose of granting employee shares. Shares will then be granted to employees through the company that has taken over the shares and is acting as an intermediary. With this possibility, therefore, offering employee shares can be facilitated, for example, by having a bank largely carrying out the procedure.

In addition, employee shares may be acquired via a securities loan from a bank, or some other company meeting the requirements of § 186 (5) sentence 1 AktG, and repurchased shares may be used to repay this securities loan. Using a securities loan to acquire shares to be granted to employees also facilitates the process of offering employee shares. In particular, it makes it possible to reacquire precisely the volume of shares needed for granting employee shares at a given time. The shares acquired in the context of the proposed purchase authorization will thus not only be used for granting shares to the employees themselves, but can also be used to meet lenders’ claims to repayment of loans. In terms of the economic effect, the new shares would also be used to grant them to employees.

Authorized capital 2006 pursuant to § 5 (3) of the Articles of Incorporation of Deutsche Telekom AG and the new authorized capital requested in item 12 of the agenda, authorized capital 2009/II, which is due to replace authorized capital 2006, will be used for the granting of shares to employees of Deutsche Telekom AG and the lower-tier affiliated companies as well as for the repayment of corresponding securities loans. In the interest of maximum flexibility and cost-effectiveness, however, it will also be possible to repurchase shares on the basis of § 71 (1) no. 8 AktG and to offer and/or grant such repurchased shares to employees. In cases in which only small numbers of shares are required, or additionally required, for an employee stock program, such a procedure may be more cost-effective than a capital increase, which involves certain expenditure for implementation, and the admission of shares from authorized capital 2009/II to trading.

Apart from the authorization pursuant to (i), it is possible, without the approval of the shareholders' meeting, to repurchase shares on the basis of § 71 (1) no. 2 AktG and to offer the repurchased shares to employees. Reacquisition on the basis of § 71 (1) no. 2 AktG does not fall within the category of "safe harbor" privileges, however, in which insider dealing and market manipulation are prohibited by law pursuant to provisions of Commission Regulation (EC) no. 2273/2003 of 22 December 2003 implementing Directive 2003/6/EC of the European Parliament and of the Council as regards exemptions for buy-back programs and stabilization of financial instruments (OJ L 336 p. 33). For this reason, a pertinent authorization of the shareholders' meeting would be required if safe-harbor privileges were to be claimed for acquisition and granting of shares to be admitted as employee shares.

Regarding exclusion of subscription rights for fractional amounts pursuant to (k) of the authorization:

Finally, the Board of Management is to be entitled to exclude shareholder subscription rights for fractional amounts with the approval of the Supervisory Board when offering treasury shares for sale to the Company's shareholders. The possibility of excluding subscription rights for fractional amounts serves the purpose of practically implementing the subscription ratio. The treasury shares excluded from shareholders’ subscription rights as free fractional shares are realized by selling them on the stock exchange or in some other way at the best price available for the Company. Due to the limitation to fractional amounts the potential dilution effect is low.

Considering all the above-mentioned facts and circumstances, the Board of Management and the Supervisory Board regard the exclusion of subscription rights in the aforementioned cases, also making allowance for the dilution effect arising from the exercise of the authorizations in question to the disadvantage of the shareholders, as justified and reasonable vis-à-vis shareholders for the reasons given. The Board of Management shall report to the shareholders’ meeting on the details of any plans to make use of the authorization to buy back treasury shares.

This translation is for courtesy purposes only. The German original prevails.

Report on item 11 on the agenda: Report on the authorization regarding the exclusion of subscription rights in the case of authorized capital 2009/I pursuant to § 186 (4) sentence 2 and § 203 (2) sentence 2 AktG.

Authorized capital 2004 in § 5 (2) of the Articles of Incorporation is due to expire on

May 17, 2009. For this reason it will – to the extent that it still exists – be cancelled and new authorized capital, authorized capital 2009/I, will be created with which new shares can be issued against non-cash contributions. The Company will thus continue to have the flexibility it needs for mergers and acquisitions.

The Articles of Incorporation currently include two authorized capitals: As already mentioned, § 5 (2) of the Articles of Incorporation includes authorized capital 2004, which provides the authorization to increase the share capital against non-cash contributions with the possibility of excluding subscription rights to use the new shares for certain merger or acquisition purposes. The Board of Management exercised this authority from authorized capital 2004 originally amounting to EUR 2,560,000,000 with the approval of the Supervisory Board in August 2005 and resolved to increase the capital stock in the amount of EUR 160,589,265.92 for the purpose of the merger of T-Online International AG into Deutsche Telekom AG. The implementation of this capital increase was entered in the commercial register on September 12, 2005; it took effect together with the entry of the merger in the commercial register on June 6, 2006. Authorized capital 2004 currently still extends up to EUR 2,399,410,734.08. In addition, § 5 (3) of the Articles of Incorporation contains authorized capital 2006, which provides the authority to issue employee shares against cash and/or non-cash contributions with the exclusion of shareholders' subscription rights. Authorized capital 2006 currently extends up to EUR 38,400,000.00 and runs until May 2, 2011. Under item 12 on the agenda the Board of Management and the Supervisory Board propose to replace authorized capital 2006 with a new authorized capital to be used for the granting of employee shares, authorized capital 2009/II.

The new authorized capital 2009/I requested amounting to EUR 2,176,000,000 constitutes approx. 19.49% of the capital stock currently amounting to EUR 11,164,979,182.08. Authorized capital 2009/I will give the Board of Management the authority to increase the capital stock, with the approval of the Supervisory Board, by up to EUR 2,176,000,000 by issuing up to 850,000,000 registered no par value shares against non-cash contributions in the period up to April 29, 2014. The authorization will be exercised as a whole or on one or more occasions in partial amounts.

In the event of capital increases against non-cash contributions, the Board of Management will be authorized, subject to the approval of the Supervisory Board, to exclude shareholders' subscription rights when issuing new shares for mergers or acquisitions of companies, business units, or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Company.

Deutsche Telekom AG is engaged in national and global competition. It must therefore always be in a position to act swiftly and flexibly on national and international markets. This includes the opportunity to improve its competitive position through mergers with other companies or the acquisition of companies, business units, and interests in companies. This also includes increasing investments in Group companies.

The optimal use of this opportunity in the interest of shareholders and the Company involves, in individual cases, carrying out the merger or the acquisition of companies, business units, or interests in companies by offering the shares of the acquiring company. It can be seen that, in the case of mergers and acquisitions of companies, business units, or interests in such companies, large units are often involved, requiring the provision of substantial considerations in many cases. Often these considerations cannot or should not be paid in cash. In fact, to ensure that the liquidity of the Company is not endangered, it may be more beneficial if the consideration that the Company is required to provide for a merger or the acquisition of a company, a business unit or an interest in another company can be provided wholly or partially in new shares of the acquirer. It has been seen in practice both on international and national markets that the acquirer's shares are often requested as the consideration for attractive acquisitions. For this reason, Deutsche Telekom AG must be given the opportunity to be able to offer new shares as consideration for mergers or acquisitions of companies, business units, or interests in companies. To this extent, non-cash contributions include companies, business units, or interests in companies.

This translation is for courtesy purposes only. The German original prevails.

The motion for resolution makes express provisions for the exclusion of shareholders' subscription rights in order to issue new shares to acquire assets eligible for contribution in connection with the acquisition of companies, business units, or interests in companies.

In the case of an acquisition, it can make economic sense to acquire other assets in addition to the actual object acquired, for example those which serve the economic purposes of the acquired object. This applies in particular if a company that is being acquired does not own the industrial or intangible property rights relating to its operations. In such and comparable cases, Deutsche Telekom AG must be in a position to acquire assets related to the acquisition plan, and – whether as liquidity protection or if required by the seller – to offer shares as a consideration for this, assuming the relevant assets are eligible for contribution. Deutsche Telekom AG should therefore also have the option of increasing its capital stock against non-cash contributions while excluding shareholders' subscription rights. In such cases, non-cash contributions involve the asset related to the acquisition plan.

The Board of Management will, in particular, also be entitled when using authorized capital 2009/I to exclude shareholders' subscription rights in order to grant the owners of receivables from Deutsche Telekom AG – whether securitized or unsecuritized – arising in connection with the sale of companies, business units, or interests in companies to Deutsche Telekom AG shares in Deutsche Telekom AG wholly or partially in lieu of the cash payments. In cases where, for example, the Company has initially agreed to pay in cash for the acquisition of a company or an interest in a company, this may give the Company the added flexibility of subsequently offering shares in lieu of cash, thus protecting its liquidity. Non-cash contributions are considered in such cases to be receivables against Deutsche Telekom AG when using authorized capital 2009/I.

While the granting of shares in the context of mergers or acquisitions of companies, business units, or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Company, serves the authorization for use provided in g) of the resolution proposed in item 7 of the agenda for the shareholders' meeting on April 30, 2009, the use of treasury shares as acquisition currency ultimately precludes the possibility of purchasing them beforehand. The use of treasury shares as acquisition currency may therefore prove disadvantageous for the use of authorized capital in some circumstances, mainly because of the liquidity needed to buy back the shares. The purchase authorization is also limited to 10% of the capital stock. Deutsche Telekom AG shares can be offered as consideration using authorized capital, independently of a repurchase of treasury shares. The proposed authorization is designed to give Deutsche Telekom AG the leeway it requires to flexibly exploit opportunities for mergers or the acquisition of companies, business units, or interests in companies or to acquire other assets eligible for contribution for such acquisitions. The authorization will enable Deutsche Telekom AG to use the authorized capital to grant new shares as consideration in the context of mergers and acquisitions of companies, business units, and interests in companies, or to acquire other assets eligible for contribution for such acquisitions, where this is appropriate.

In order to perform such transactions swiftly and with the necessary flexibility, Deutsche Telekom AG must have the option of increasing its capital stock against non-cash contributions while excluding shareholders' subscription rights. This is why it is imperative that the Board of Management be authorized to exclude shareholders' subscription rights when issuing new shares. Such a decision will be contingent on the Supervisory Board's approval, however. When subscription rights are being granted, mergers and the acquisition of companies, business units, or interests in companies or other assets eligible for contribution for such acquisitions in exchange for the issue of new shares are not possible and the Company and its shareholders cannot benefit from the associated advantages.

Authorized capital 2009/I serves to ensure that authorized capital providing the opportunity for a non-cash capital increase, including the option of excluding shareholders' subscription rights in the process, is still available. Authorized capital 2004 will no longer be used.

At present, the Company does not have any concrete merger or acquisition plans using authorized capital 2009/I and the opportunity of a non-cash capital increase with the exclusion of shareholders' subscription rights that such capital entails. When specific opportunities arise for mergers or acquisition of companies, business units, or interests in companies, or there is an opportunity to acquire other assets eligible for contribution for such acquisitions, the Board of Management will examine each case to decide whether to use the option of increasing capital against non-cash contributions while excluding subscription rights. The Board of Management shall only use the authorization if it is convinced that issuing Deutsche Telekom AG shares to make an acquisition is in the best interests of the Company. In such cases, the Board of Management will also carefully review and ascertain that the value of the non-cash contribution is commensurate with the value of the shares.

Considering all the above-mentioned facts and circumstances, the Board of Management and the Supervisory Board regard the authorization to exclude subscription rights, also making allowance for the dilution effect arising from the exercise of the authorizations in question to the disadvantage of the shareholders, as justified and reasonable for the reasons given. The Board of Management shall report to the shareholders’ meeting on each use of authorized capital 2009/I.

This translation is for courtesy purposes only. The German original prevails.

Report on item 12 on the agenda: Report on the exclusion of subscription rights in the case of authorized capital 2009/II pursuant to § 186 (4) sentence 2 and § 203 (1) sentence 1 AktG.

Authorized capital 2006, which is used for the granting of shares to employees of Deutsche Telekom AG and its lower-tier affiliated companies (employee shares), runs until May 2, 2011. Against the backdrop of the Employee Share Ownership Act presented by the federal government in October 2008 and passed by the Bundestag and to give the Board of Management longer-term planning reliability for the creation of employee stock programs, the existing authorized capital 2006 will be cancelled prematurely and replaced with a new authorized capital, authorized capital 2009/II, which also exclusively serves the purpose of granting employee shares.

The new authorized capital 2009/II requested amounting to EUR 38,400,000 constitutes approx. 0.34% of the capital stock. The new authorized capital 2009/II will give the Board of Management the authority to increase the capital stock, with the approval of the Supervisory Board, by up to EUR 38,400,000 by issuing up to 15,000,000 registered no par value shares against cash and/or non-cash contributions in the period up to April 29, 2014. The new shares will be issued exclusively for the purpose of granting shares to employees of Deutsche Telekom AG and lower-tier affiliated companies (employee shares). The issue of new shares on grounds of membership in a management or supervisory body at Deutsche Telekom AG or one of its lower-tier affiliated companies must and can be excluded on this basis. The authorization will be exercised as a whole or on one or more occasions in partial amounts. Shareholders' subscription rights will be excluded.

Deutsche Telekom AG is to be put in a position to promote employee ownership of company stock by granting employee shares. Granting employee shares serves the purpose of integrating employees, increasing their willingness to help shoulder responsibility and enhancing their loyalty to the company. Issuing employee shares is thus in the interest of the Company and its shareholders. It is in keeping with the intent of the law, and it is facilitated by law in many ways. When new shares are being issued as employee shares, special terms and conditions may be conceded that are in line with the provisions on the granting of tax privileges set out in the Employee Share Ownership Act (Mitarbeiterkapitalbeteiligungsgesetz) passed by the Bundestag. The volume of the proposed authorized capital 2009/I is commensurate with the number of employees at Deutsche Telekom AG and its lower-tier affiliated companies. When being determined, the expected subscription results were taken into account along with the number of employees. With an assumed participation of 110,000 employees per year, for example, the proposed scope allows, over three years, an average of approximately 45 employee shares to be transferred to each participating employee.

It will also be possible to issue the employee shares in such a way that the contribution to be paid for them is taken from part of the net income that the Board of Management and the Supervisory Board can transfer to other retained earnings in accordance with § 58 (2) AktG. This option and the requirements to be complied with are set out in § 204 (3) AktG.

In addition to issuing new shares directly to employees, it will be possible for the new shares to be taken over by a bank or some other company that meets the requirements of § 186 (5) sentence 1 AktG with the obligation to use these shares exclusively for the purpose of granting employee shares. Shares will then be issued to employees through the company that has taken over the shares and is acting as an intermediary. This procedure can facilitate the process of offering employee shares.

In addition, employee shares may be acquired via a securities loan from a bank, or some other company that meets the requirements of § 186 (5) sentence 1 AktG, and repurchased shares may be used to repay this securities loan. Using a securities loan to acquire shares to be offered to employees also facilitates the process of offering employee shares. The new shares created with the authorized capital can thus not only be issued directly or indirectly to the employees themselves, but can also be used to meet lenders’ claims to repayment of loans. In this event, new shares are likewise issued against non-cash contributions. In terms of the economic effect, the new shares would also be used to grant them to employees.

Depending on the extent and details of the specific employee stock ownership plan and the reduction in price granted, personnel costs will be incurred at Deutsche Telekom. For example, if 5,000,000 employee shares were granted from authorized capital 2009/II and assuming that 110,000 employees participate with a reduction in price up to the maximum annual tax-exempt amount possible pursuant to the Employee Share Ownership Act passed by the Bundestag of EUR 360 per participant, costs under IFRS or US GAAP of approximately EUR 39.6 million would be incurred.

The Company already has the opportunity to buy back shares on the basis of § 71 (1) no. 2 AktG and offer them to employees for subscription. It will also be authorized in accordance with i) of the proposed resolution on item 7 of the agenda for the shareholders' meeting on April 30, 2009 to offer and/or grant treasury shares as employee shares and to use them to repay securities loans used to acquire employee shares. The use of treasury shares for these purposes, however, ultimately precludes the possibility of purchasing them beforehand. In this respect, the use of treasury shares may therefore prove disadvantageous for the use of authorized capital in some circumstances, mainly because of the liquidity needed to buy back the shares. Using authorized capital, shares of Deutsche Telekom AG can be granted as employee shares independently of the repurchase of treasury shares. They can also be used to repay securities loans used to acquire employee shares.

To be able to issue new shares as employee shares, it is necessary to exclude shareholders' subscription rights. If subscription rights were granted, it would not be possible to issue new shares as employee shares or repay securities loans used to acquire employee shares, and the associated advantages for the Company and its shareholders could not be obtained.

Authorized capital 2009/II may not be used for a purpose other than granting employee shares and repaying securities loans used to acquire employee shares.

Considering all the above-mentioned facts and circumstances, the Board of Management and the Supervisory Board regard the exclusion of subscription rights, also making allowance for the dilution effect arising from the exercise of the authorization to the disadvantage of the shareholders, as justified and reasonable for the reasons given. The Board of Management shall report to the shareholders’ meeting on each use of authorized capital 2009/II.

This translation is for courtesy purposes only. The German original prevails.

Right to Participate and Voting Right

The total number of issued shares, each of which has one voting right, amounts to 4.361.319.993 on the date the shareholders’ meeting was convened (in accordance with § 30b (1) sentence 1 no. 1 alt. 2 of the Securities Trading Act (Wertpapierhandelsgesetz - WpHG); this total number also includes treasury shares from which no entitlement to rights arises for the Company pursuant to § 71b AktG).

Shareholders are eligible to attend the shareholders’ meeting and to exercise the right to vote at the shareholders’ meeting under § 16 (1) of the Articles of Incorporation if they are entered in the shareholders’ register, and if they have registered with the Company on time, i.e.

by midnight on Thursday, April 23, 2009 at the latest,

in writing, by fax or electronically via the Internet. Deadline compliance shall be determined on the basis of when the registration is received.

It is possible to register with the Company in the following ways:

either in writing, at the following address:

DTAG Hauptversammlung 2009
c/o ADEUS Aktienregister-Service-GmbH
20683 Hamburg, Germany

or by fax at the fax number +49-228- 181-78879

or electronically via the Internet in accordance with the stipulated procedure on the website

http://www.agm-telekom.com

Details on the procedure to follow when registering via the Internet can be found at the above Web site. The procedure stipulated for registering via the Internet requires the shareholder to have been entered in the shareholders’ register no later than two weeks before the date of the shareholders' meeting.

Pursuant to § 67 (2) sentence 1 AktG, only those persons who are entered in the shareholders’ register are considered to be shareholders of the Company. Consequently, they only have the right to participate and the voting right provided they are entered as shareholders in the shareholders’ register on the day of the shareholders’ meeting. The number of voting rights to which a person eligible to participate in the shareholders’ meeting is entitled to depends on the share portfolio entered in the shareholders’ register on the day of the shareholders’ meeting. For processing reasons, however, no changes will be recorded in the shareholders’ register during the period from Friday, April 24, 2009 (inclusive) to the day of the shareholders’ meeting, i.e., Thursday, April 30, 2009 (inclusive).

Banks and shareholders' associations (as well as persons or associations with the same status as these in accordance with § 135 (9) or § 135 (12) in conjunction with § 125 (5) AktG) may only exercise voting rights on registered shares that do not belong to them but as the bearer of which they are entered in the shareholders' register if authorized to do so.

Voting rights may be exercised by a proxy – for example, by a bank, a shareholders’ association or the proxies appointed by the Company.

If neither a bank nor a shareholders' association (or a person or association with the same status as these in accordance with § 135 (9) or § 135 (12) in conjunction with § 125 (5) AktG) is granted authorization, the proxy must be granted either in writing or, in accordance with the procedure envisaged for this, over the Internet via the Web address provided above (http://www.agm-telekom.com). The procedure stipulated for granting a proxy via the Internet requires the shareholder to have been entered in the shareholders’ register no later than two weeks before the date of the shareholders' meeting. The written form shall also be deemed adhered to if the Company receives the signed proxy document by midnight on Thursday, April 23, 2009, by fax at +49-228-181-78879. If the proxies appointed by the Company are granted authorization, they shall exercise their voting rights only in keeping with explicit voting instructions they have received.

This translation is for courtesy purposes only. The German original prevails.

We will send our shareholders further information regarding voting by proxy and issuing instructions, along with the relevant forms, together with the invitations to the shareholders' meeting.

Counter-motions within the meaning of § 126 AktG, and nominations for election within the meaning of § 127 AktG, are to be sent to:

Gegenanträge
zur Hauptversammlung DTAG 2009
Postfach 19 29
53009 Bonn, Germany

Fax: +49-228-181-88259

E-mail: counter-motions.bonn@telekom.de

Counter-motions and nominations for elections from shareholders that have been received by midnight on Thursday, April 16, 2009

and that fulfill additional requirements pertaining to the Company's publicity obligations pursuant to § 126 and § 127 AktG shall be published, along with the name of the shareholder, the reason and any response provided by the administration, on the Web site

http://www.telekom.com/countermotions

To ensure that all shareholders have the opportunity to thoroughly consider counter-motions and nominations for election before the registration deadline ends, we recommend that any counter-motions and nominations for election be submitted as early as possible. It is not necessary to provide reasons for nominations pursuant to § 127 sentence 2 AktG.

Owners of American Depositary Shares (ADS) who intend to take part in the shareholders’ meeting can register via Deutsche Bank Trust Company Americas, USA. Shareholders who hold their shares in Japan through Japan Securities Depository Center and who wish to exercise their right to vote should contact The Sumitomo Trust & Banking Co. Ltd., Tokyo, Japan.

Every shareholder will, upon request, be sent a copy of the documents, which will also be available for inspection at the shareholders’ meeting, without delay and free of charge.

These documents are also available on the Web site at

http://www.telekom.com

According to the resolution adopted by the Board of Management and the Supervisory Board, the shareholders’ meeting will be broadcast live in full length on the Internet, pursuant to § 15 (2) of the Articles of Incorporation, at

http://www.telekom.com/agm-live

Bonn, March 2009

Deutsche Telekom AG
Board of Management

This translation is for courtesy purposes only. The German original prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Member of the Management Board for South Eastern Europe

Date: March 18, 2009